UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

May 22, 2026

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In the Matter of

Sonder Holdings Inc.
447 Sutter St., Suite 405 #542
San Francisco, CA 94108

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-284891

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 Sonder Holdings Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

 Sonder Holdings Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

 In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on May 22, 2026.

 For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief